EXHIBIT 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

MICHIGAN CONSOLIDATED GAS COMPANY AND SUBSIDIARIES

(Thousands of Dollars)

	Six Months
	Ended June 30	Twelve Months Ended December 31
	2004	2003	2002	2001	2000	1999
EARNINGS
Pre-tax income (loss)	$33,504	$44,808	$32,449	$(65,867)	$163,915	$162,389
Fixed charges	28,918	58,175	61,651	60,933	61,884	59,340

Earnings	$62,422	$102,983	$94,100	$(4,934)	$225,799	$221,729

FIXED CHARGES
Interest expense	$26,708	$54,948	$57,128	$55,305	$58,700	$55,891
Interest capitalized	730	1,089	936	565	811	1,190
Amortization of debt discounts, premium and expense	1,109	1,954	1,844	1,588	1,121	1,144
Interest factor of rents	371	514	525	1,095	1,252	1,115
SFAS 133 Swap marked-to-market	—	(330)	1,218	2,380	—	—

Fixed charges	$28,918	$58,175	$61,651	$60,933	$61,884	$59,340

Ratio of Earnings to Fixed Charges	2.16	1.77	1.53		3.65	3.74

Coverage Deficiency (1)				$(66,432)

(1) The earnings for the twelve-month period ended December 31, 2001 were not adequate to cover fixed charges. The amount of the deficiency was $66,432,000. The Ratio of Earnings to Fixed Charges excluding unusual charges would have been 1.62.